Filed by MCI, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following is the written testimony submitted by Michael Capellas, President and Chief Executive Officer of MCI, Inc., for the March 2, 2005 U.S. House Energy and Commerce Committee hearing, “Competition in the Communications Marketplace: How Technology Is Changing the Structure of the Industry”:

STATEMENT OF

MICHAEL D. CAPELLAS

PRESIDENT & CHIEF EXECUTIVE OFFICER

MCI, INC.

BEFORE THE

COMMITTEE ON ENERGY AND COMMERCE

U.S. HOUSE OF REPRESENTATIVES

MARCH 2, 2005

Good morning. My name is Michael Capellas. I am the President and CEO of MCI. Thank you, Mr. Chairman and Members of the Committee, for giving me the opportunity to testify today about the changing structure of the telecommunications industry. Over the past five years, our industry has undergone a series of fundamental technology shifts. The as-yet untapped potential of the Internet guarantees even greater change in the future.

While I have been CEO of MCI for roughly the past two and a half years, I’d like to start by saying that I bring a different perspective to this discussion, having spent the past 30 years of my career in the computing industry before I arrived at MCI. I was previously CIO for two global Fortune 50 companies and CEO of Compaq and President of HP.

My life’s projects include designing and developing systems, from using supercomputers to solve complex human genome problems to utilizing web analytics to better understand consumers and their online buying patterns. Why is this relevant to the telecommunications industry? As I like to say, there has been a computer on both ends of the communications network for a very long time.

I have spent my professional career as a customer of telecommunications services, as a developer who used the power of global networks to fuel innovation and productivity and I believe in the power and promise of technology.

How is computing leading the structural changes within telecommunications?

First of all, there is a movement within computing towards standardization. Basic computer building blocks such as servers, storage and microprocessors are standard devices that are addresses on a network and can reside anywhere. Second, the rise of Internet commerce accelerated the adoption of software standards that enable different systems to talk to each other. At the same time, new tools like web services are allowing developers to write applications across different platforms.

Today, communications travel over the network in what we call “packets.” There is no difference between a voice or data packet over the network. Whether you are making a voice call or purchasing an MP3 music file, it is all the same – a packet is a packet.

The Internet-driven standards that allow systems to talk to each other have redefined network requirements. Formerly, local, long distance and data traveled separate network paths. Now, there’s a need for vertically integrated intelligent paths which can carry voice, data and streamed video without the developer or end-user needing to know or care how the path is developed.

One does not need to be a computer scientist to see this in everyday life. A “Blackberry” is a great example of a simple device that can instant message, make a phone call, get news or sports, stream a video or send a phone a call. It is called integrated communications. In more technical terms, we call it wireless broadband to an IP network. This ability to do integrated communications is becoming commonplace around the world and the path for future technology is clear. The only question is the pace of adoption and we may be behind the curve in this country.

Today, MCI is a leading global communications provider and operates the industry’s most expansive global IP backbone. MCI develops the converged communications products and services that are the foundation for some of the most demanding applications in the world. We service major financial institutions, complex engineering and manufacturing centers, and provide complex solutions to more than seventy-five government agencies.

Many of these customers are the early adopters of new computing infrastructures and are led by the best and brightest technologists. These customers have some common requirements:

1. High reliability and security;

2. End-to-end global delivery;

3. Ease of adopting new applications; and

4. Low cost infrastructures.

At the heart of these requirements is the need to mesh local access with wireless capabilities and the core backbone networks. The core technology of the backbone of the future was largely incubated at MCI, in part to the vision of the legendary Internet pioneer Vint Cerf. It is known as Internet Protocol – or IP. In its simplest terms, IP allows applications from wireless email to video streaming to be rolled out without understanding or changing the core network elements underneath.

Broadband and Internet Adoption are Driving Technological Change

The momentum is clear: wireless and broadband connecting to IP is the wave of the future. On the broadband side, cable modem service and DSL offerings are beginning to be rolled out more widely. Some companies have started to rollout “next generation” broadband. Public and private entities are starting to deploy wireless “WiFi” networks. Newer and better wireless broadband technologies, such as “WiMax,” offer great potential down the road.

Hand-in-hand with broadband is the move to IP. IP technology has led to a convergence of computing and communications, of voice and data, the first manifestation of which is Voice over IP technology (“VoIP”). The introduction of VoIP has lead to the emergence of new and non-traditional providers of voice applications, such as the cable companies and VoIP providers such as Vonage. Peer-to-peer providers, such as Skype, have also started to provide voice applications.

But VoIP is only the tip of the digital iceberg, a precursor to what I call

“Everything over IP,” or “EoIP.” Think of a future where you communicate not just with your voice over a telephone, but with new applications such as video e-mail and the realization of decades-old promise of “picture-phones.” In short, IP makes old voice telephony seem as archaic as the telegraph. The rapid convergence of computing and communications has been remarkable.

The Telecommunications Marketplace Has Changed Dramatically

As the technology changes, customer expectations and acceptance of that technology changes. On the market front, we are already seeing a revolution in how we communicate. Wireless service has become a true substitute for traditional landline long distance service. Today, more than half of all long distance calls are made via wireless devices. The traditional distinctions between local and long distance have blurred considerably as providers offer products that give consumers “buckets” of minutes or unlimited local and long distance calling.

A small, but growing number of consumers are abandoning traditional wireline companies altogether, in favor of wireless or cable companies or other non-traditional providers. This market trend toward new, non-traditional means of communication becomes more pronounced as the new generation becomes online. E-mail and “instant messaging” have become significant substitutes for voice traffic. If you have ever watched a teenager do instant messaging, you can assume we are not far from peer-to-peer video as a way of life. Those who grew up on wireless phones and Internet-based access to music, movies and other forms of content will have little trouble moving away from traditional phone companies and purchasing communications applications from a host of new companies.

Legal and Regulatory Changes are Causing Industry Restructuring

Lastly, changes driven by Do Not Call legislation, judicial decisions, specifically the recent decision of the D.C. Circuit in the Triennial Review Order case, and by federal regulations have had a major impact on the industry. In a series of recent decisions, the Federal Communications Commission (FCC) has significantly restricted so-called “intramodal” competition, the ability of companies to lease the facilities of other companies via “unbundled network elements.” While MCI has disagreed with the Court and the FCC on these matters, these decisions have forced the industry to re-examine how they provide service to customers and the types of markets they address. As important, the decisions highlight the importance of intermodal competition, and the need to promote facilities- based investment, particularly in “first mile” facilities, those that reach from the customer’s premise to the network.

We are already seeing this intermodal competition take place with cable companies investing heavily in their networks. Wireless companies, such as Sprint and Nextel, are moving to provide wireless broadband services. Power utilities are moving to provide facilities-based broadband in some localities. The use of licensed and unlicensed spectrum to provide new, wireless broadband networks will be an area of great significance in the coming years.

MCI’s Challenge

So where is MCI in this “perfect storm” of IP convergence, market evolution, and regulatory changes?

One of the first things MCI recognized was that, given all of these changes, it would be virtually impossible to sustain its traditional voice business, especially in the consumer market. As a result, we sought to de-emphasize the importance of our consumer business and refocus the company on next-generation services for large business and government customers. As we transition away from our role in the consumer long distance business, our plan is to build on and leverage the strength of our IP network. In executing that plan, we have moved recently to expand our ability to provide network management and web hosting services, as well as network security applications.

The second thing MCI has done is to align itself with Verizon to provide significant strength in facilities and networks that are complementary to our own:

  MCI owns a state-of-the-art IP backbone network, but no significant “first mile” facilities or wireless. Verizon has extensive “first mile” facilities and is upgrading those facilities with state-of-the-art broadband technology. Verizon also owns an interest in Verizon Wireless.

  MCI has a large enterprise and government customer base that has remained loyal to us because we provide them with world-class products and service quality. Verizon, in contrast, has a much smaller presence in the enterprise markets but is very well-positioned in the consumer market.

The combined company will own a powerful end-to-end network that will permit it to launch a whole suite of next-generation applications that will benefit residential, business and governmental customers.

Conclusion

Technological, marketplace and regulatory changes are the driving forces behind industry restructuring. Traditional models of competition and traditional notions of “long distance companies” or “local companies” are out-of-date. The combination of MCI and Verizon is a reflection of the changes we must adapt to and a necessity if we are to meet and surpass our customers’ expectations. It is a beginning, an important part of a new and exciting era of competition in an expanding and converging “communications” world.

Thank you very much.

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FORWARD-LOOKING STATEMENTS

This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of MCI and Verizon are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.

Additional Information and Where to Find It

In connection with the previously announced proposed transaction between MCI and Verizon, a registration statement, including a proxy statement of MCI, and other materials will be filed with the Securities and Exchange Commission (“SEC”). We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about MCI and Verizon, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Participants in the Solicitation

MCI, Verizon, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the previously announced proposed transaction between MCI and Verizon. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

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